SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 24, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: This Form 6-K amends the filings on Form 6-K dated March 23, 2006 and enclosing
AngloGold Ashanti's news release entitled "AngloGold Ashanti files shelf registration statement and announces equity offering" which is not intended to be, and by this amendment is not, incorporated by reference in the registration statements on Forms F-3 or S-8 set out therein.